Exhibit 12.1

PennyMac Mortgage Investment Trust

Ratio of Earnings to Fixed Charges

	Year ended					Quarter ended
	2010	2011	2012	2013	2014	3/31/2015

Pre-tax income from continuing operations before adjustment for income or loss from equity investees	$27,026	$72,495	$186,822	$214,635	$179,464	$(3,820)
Add:
Fixed Charges	826	16,946	31,642	65,222	85,589	25,746
Amortization of capitalized interest	-	-	-	-	-	-
distributed income of equity investees	-	-	-	-	-	-
share of pretax losses of equity investees for which charges arising from guarantees are included in fixed charges	-	-	-	-	-	-
	27,852	89,441	218,464	279,857	265,053	21,926
less:
Capitalized interest	-	-	-	-	-	-
preference security dividend requirements of consolidated subsidiaries	-	-	-	-	-	-
the noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges.	-	-	-	-	-	-
Adjusted earnings	$27,852	$89,441	$218,464	$279,857	$265,053	$21,926

Fixed Charges:
Interest expensed and capitalized	$826	$14,629	$26,084	$54,695	$75,258	$23,119
amortized premiums, discounts and capitalized expenses related to indebtedness	-	2,317	5,558	10,527	10,331	2,627
estimated interest within rental expense	-	-	-	-	-	-

preference security dividend requirements of consolidated subsidiaries	-	-	-	-	-	-
	$826	$16,946	$31,642	$65,222	$85,589	$25,746

ratio of earnings to fixed charges	33.7	5.3	6.9	4.3	3.1	0.9
ratio of earnings to fixed charges and preferred stock dividends	N/A	N/A	N/A	N/A	N/A	N/A